March 18, 2010


Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561

Re:  Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Thank you for your review of Amendment No.2 to the Company's Form S-1, as filed on January 8, 2010 and your related response dated January 22, 2010.

The Company has made what it feels are the appropriate changes in response to and as set forth in your comments and will have filed its Amendment No. 3 by the time you receive the hard copy this reply.

Enclosed with this cover letter are three "marked" copies of our Amendment No. 3 to help expedite your review. The respective comment numbers have been provided and circled in the margins to the left of where the applicable change was made.

Set forth below are our responses, provided to help key you to the areas within the Prospectus that have been modified, as per the comments provided by way of your review. Each is numbered according to your specific comment.

1. Please accept our apology for this apparent oversight. We will take steps to ensure that it will not happen again.

2. This has been reconciled and revised accordingly. See page 2.

3. The Company has elected to set a minimum amount to be raised of $20,000. Accordingly, appropriate changes have been made throughout the document. Please notations on Pages - Cover, 1, 2, 3, 10, 15, 16, 18, and 28 - referencing the related changes.

4. The Use of Proceeds table has been revised accordingly. See page 15.

5. A specific line item to this effect has been added. Please see Page 15.

6. The word - best - has been removed from the last sentence re: estimate. The language - most likely be repaid - has been changed to - will be paid. Other references within the document have been revised to state that the funds WILL be repaid upon receipt of the minimum level of funding. See pages 15, 16, 30.

7. This reference has been revised. See page 28.

8. The discussion within this section has been revised to better clarify this point. See page 28.

9. The discussion within this section has been revised to better clarify this point. See page 28.


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Messrs. Reynolds and Rambo
March 18, 2010
Page Two



10. This has been added to and clarified. See pages 10 and 28.

11. Language to this effect has been added. See page 31.

12. The requisite quarterly statements have been added.

We trust that these changes will adequately address the comments as set forth in your letter dated January 22, 2010.

Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 3, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.


/s/ Kevin Nichols
-----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.